

Mail Stop 4720

April 12, 2010

Daryl Bible
Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

   RE: BB&T Corporation
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 26, 2010
     File No. 001-10853

Dear Mr. Bible,

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 47 that you believe that asset quality measures excluding the covered loans are generally more meaningful and therefore you disclose amounts and ratios that both include and exclude covered assets. We agree

that separate disclosure is very relevant and useful for investors. In all future filings with the Commission (including Form 8-K's as applicable), please include a discussion of the impact that the accounting related to your purchased loans has on your various credit quality ratios and trends. Specifically identify the ratios particularly affected and explain that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by purchase accounting. Tell us whether covered assets are excluded from both the numerator and denominator, as applicable, for ratios disclosed as excluding covered assets.

2. As disclosed on page 18, your real estate – construction and land development loans portfolio totaled $15.3 billion at December 31, 2009 which represented about 15% of your total loan portfolio. We also note that it appears that this portfolio has a relatively high amount credit risk. Please revise future filings to disclose the following information related to construction loans with interest reserves:

   a. Your policy for recognizing interest income on these loans.

   b. How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

   c. Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

   d. Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

   e. Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

   f. Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Asset Quality and Credit Risk Management, page 45

3. Please revise future filings to discuss the change in your non-accrual policy for mortgages as discussed in your Q4 2009 Earnings Conference Call and quantify its impact on your disclosed credit quality ratios, statistics and trends.

Shareholders' Equity, page 58

4. We note you repurchased all shares of the Series C Fixed Rate Cumulative Perpetual Preferred Stock and the warrant to purchase up to 13,902,573 shares of common stock issued to the U.S. Treasury as part of the Capital Purchase Program. Please revise future filings to:

   a. Disclose the valuation model and actual assumptions used to value the warrant at the repurchase date.

   b. Discuss any significant differences between the methodologies used to value the warrant when originally issued as compare to the repurchase date.

   c. Disclose whether the repurchase of the preferred stock had any effect on your calculation of earnings per share. Refer to EITF Topic D-42.

   d. Disclose whether you have any continuing obligations to the Federal Government. For example, whether you continue to provide reports regarding your financial condition, whether you continue to be subject to executive compensation rules, etc.

Note 3. Securities, page 108

5. Please revise future filings to present your investment in Federal Home Loan Bank stock outside of securities available for sale. Refer to ASC 942-325-45.

Note 4. Loans and Leases, page 112

6. We note your disclosure on page 114 that restructured loans may continue to accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance with the modified terms. We also note your disclosure on pages 47 and 97 regarding the accrual status of restructured loans. Given the increasing amounts of restructured loans and your statement during your Q4 2009 Earnings Conference Call that 85% to 88% of restructured loans are still accruing, please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans.

   a. Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

   b. For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

c. For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

d. Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status.

7. Please revise future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions.

8. Please revise future filings to clearly disclose the total amount of troubled debt restructurings at each period end, the amount that are accruing, the amount that are considered impaired, and the related valuation allowance.

9. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please revise your future filings to disclose the following:

a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c. Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d. Clarify whether the B note is immediately charged-off upon restructuring.

e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

      f.   Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

10. Please tell us and revise your future filings to address the following regarding your construction or commercial loans:

      a.   Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered impaired due to the existence of guarantees. If so, tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

      b.   Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

      c.   Address how you evaluate the guarantor's reputation and how this translates into your determination of the ultimate provision or charge-off recorded.

      d.   Address how the guarantor's reputation impacts your ability to seek performance under the guarantee.

      e.   Address how many times you have sought performance under the guarantee discussing the extent of the successes.

      f.   Address how you evaluate the guarantor's willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded.

      g.   When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Note 8. Loan Servicing, page 117

11. We note that you have recourse exposure related to the sale of residential mortgage loans and related to loss sharing agreements on commercial loans serviced for others. Please revise future filings to:

a. Disclose the methodology used to estimate the reserves related to the above exposures.

b. Discuss the level and type of recourse claims you have received, any trends identified, and your "success rate" in avoiding paying claims.

c. Discuss your methods for settling recourse claims. Specifically, disclose whether you repurchase loans outright or whether you simply make a settlement payment to them. If the former, discuss any significant effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

d. Disclose the time limit of your recourse obligation and any trends by loan vintage.

e. Provide a roll forward of your reserves for the periods presented.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief